

Magna International Inc.

337 Magna Drive
Aurora, Ontario L4G 7K1
Tel   (905) 726-2462
Fax   (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2002 FISCAL YEAR RESULTS

February 24, 2003, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA)
today reported sales, profits and earnings per share for the fourth quarter and year ended December 31, 2002.

	YEAR ENDED		THREE MONTHS ENDED	
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
Sales	$12,971	$11,026	$ 3,550	$ 2,829
Net income	$ 554	$ 579 [2,3]	$ 110	$ 118 [2,3]
Net income from operations [1]	$ 550	$ 521	$ 110	$ 120
Diluted earnings per share	$ 5.82	$ 6.20 [3]	$ 1.10	$ 1.28 [3]
Diluted earnings per share from operations [1]	$ 5.77	$ 5.56	$ 1.10	$ 1.30

Net income and net income from operations, and diluted earnings per share and diluted earnings per share from operations include the impact of certain non-cash charges during the fourth quarter of 2002.

In accordance with new recommendations of The Canadian Institute of Chartered Accountants ["CICA"], in the fourth quarter of 2002 the Company recorded a $36 million non-cash impairment charge related to goodwill and fixed assets at certain underperforming European interior and die-casting operations owned by Intier Automotive Inc. and Tesma International Inc., respectively, both of which are publicly traded subsidiaries of the Company. In addition, Magna Entertainment Corp., also a publicly traded subsidiary of the Company, recorded an $18 million non-cash impairment charge related to the writedown of racing licenses and fixed assets at two racetracks. The impact of these non-cash impairment charges to net income for the fourth quarter and full year 2002 was $34 million. The impact to diluted earnings per share for the fourth quarter and full year 2002 was $0.35 and $0.37, respectively.

For more information, see notes 2 and 3 to the Interim Unaudited Fourth Quarter and 2002 Consolidated Financial Statements attached.

(1)   The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian Generally Accepted Accounting Principles and are therefore unlikely to be comparable to similar measures presented by other companies.

Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian Generally Accepted Accounting Principles, with the following adjustments:

	YEAR ENDED		THREE MONTHS ENDED	
	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2001
Net income as reported	$ 554	$ 579	$ 110	$ 118
Exclude: Other income (net of related taxes)	(4)	(46)	—	2
Future income tax recovery	—	(12)	—	—
Net income from operations	$ 550	$ 521	$ 110	$ 120
Diluted earnings per share as reported	$ 5.82	$ 6.20	$ 1.10	$ 1.28
Exclude: Other income (net of related taxes)	(0.05)	(0.51)	—	0.02
Future income tax recovery	—	(0.13)	—	—
Diluted earnings per share from operations	$ 5.77	$ 5.56	$ 1.10	$ 1.30

Diluted earnings per share from operations for the year ended December 31, 2002 is calculated using 92.0 million shares (2001 – 91.4 million). Diluted earnings per share from operations for the fourth quarter of 2002 is calculated using 95.8 million shares (2001 – 90.0 million).

For more information, see notes 4, 5 and 6 to the Interim Unaudited Fourth Quarter and 2002 Consolidated Financial Statements attached.

(2)   Net income has been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of the CICA. The impact of the new recommendations on the Company's consolidated statement of income for the twelve month and three month periods ended December 31, 2001 was to decrease net income by $1 million and $1 million, respectively. For more information see note 2 to the Interim Unaudited Fourth Quarter and 2002 Consolidated Financial Statements attached.

(3)   In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the year ended December 31, 2001, net income and diluted earnings per share would have increased by $19 million and $0.21, respectively. If goodwill and indefinite life intangible assets had not been amortized during the three months ended December 31, 2001, net income and diluted earnings per share would have increased by $5 million and $0.06, respectively. For more information see notes 2 and 3 to the Interim Unaudited Fourth Quarter and 2002 Consolidated Financial Statements attached.

All results are reported in millions of U.S. dollars, except per share figures.

YEAR ENDED DECEMBER 31, 2002

Sales for the twelve months ended December 31, 2002 were $13.0 billion, an increase of 18% over the twelve months ended December 31, 2001. During the year North American light vehicle production increased by 6% and European light vehicle production declined approximately 1%. The higher sales level in 2002 reflects increases over 2001 of 30% in European content per vehicle, 7% in North American content per vehicle, 20% in tooling and other automotive sales and the increased North American light vehicle production.

The Company earned net income from operations[1] for the twelve months ended December 31, 2002 of $550 million, representing an increase of 6% over the twelve months ended December 31, 2001, despite the non-cash impairment charges of $34 million discussed above. Excluding these charges, net income from operations[1] would have been $584 million, an increase of 12% over the twelve months ended December 31, 2001. Net income for the twelve months ended December 31, 2002 was $554 million.

Diluted earnings per share from operations[1] were $5.77 for the twelve months ended December 31, 2002, representing an increase of 4% over the twelve months ended December 31, 2001, despite the non-cash impairment charges of $0.37 discussed above. Excluding these charges, diluted earning per share from operations[1] would have been $6.14, an increase of 10% over the twelve months ended December 31, 2001. Diluted earnings per share for the twelve months ended December 31, 2002 were $5.82.

Cash generated from operations before changes in non-cash working capital for the twelve months ended December 31, 2002 was $1.1 billion. Total investment activities for the twelve months ended December 31, 2002 were $1.2 billion, including $185 million in investments and other assets, $135 million to purchase subsidiaries, and $898 million in fixed assets of which $106 million relates to the purchase of the Eurostar facility from DaimlerChrysler.

THREE MONTHS ENDED DECEMBER 31, 2002

The Company posted sales of $3.6 billion for the three months ended December 31, 2002, an increase of 25% over the three months ended December 31, 2001. The higher sales level in the fourth quarter of 2002 reflects increases over the fourth quarter of 2001 of 26% in European content per vehicle, 20% in North American content per vehicle, 35% in tooling and other automotive sales, and increased light vehicle production of 1% in North America and 5% in Europe.

The Company earned net income from operations[1] for the three months ended December 31, 2002 of $110 million, compared to $120 million for the three months ended December 31, 2001. Excluding the non-cash impairment charges of $34 million discussed above, net income from operations[1] would have been $144 million, an increase of 20% over the three months ended December 31, 2001. Net income for the three months ended December 31, 2002 was $110 million.

Diluted earnings per share from operations[1] were $1.10 for the three months ended December 31, 2002, compared to $1.30 for the three months ended December 31, 2001. Excluding the non-cash impairment charges of $0.35 discussed above, diluted earning per share from operations[1] would have been $1.45, an increase of 12% over the three months ended December 31, 2001. Diluted earnings per share for the three months ended December 31, 2002 were $1.10.

Cash generated from operations before changes in non-cash working capital was $294 million for the three months ended December 31, 2002. Total investment activities for the three months ended December 31, 2002 were $534 million, including $305 million in fixed assets, $132 million to purchase subsidiaries and $97 million in investments and other assets.

Commenting on the 2002 fiscal year, Belinda Stronach, Magna's President and Chief Executive Officer stated: "I am pleased with our many achievements during the past year. We continued to post strong financial results, setting a new record for sales and, excluding the non-cash impairment charges, a new record for diluted earnings per share from operations. We took steps to improve our market positions at Magna Steyr with the purchase of the Eurostar facility and in our mirrors group with the acquisition of Donnelly. We also strengthened management at all levels of the organization. Our backlog of business combined with our strong balance sheet positions Magna for continued success in 2003 and beyond."

OTHER MATTERS

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended December 31, 2002. The dividend of U.S. $0.34 per share is payable on March 18, 2003 to shareholders of record on March 7, 2003.

2003 OUTLOOK

The outlook figures below exclude the impact of possible future acquisitions.

For the first quarter of 2003, the Company revised upwards its expectations for North American light vehicle production volumes, from 4.0 million to 4.2 million units, reflecting strong OEM production schedules. Based on this revision, the Company now expects automotive sales for the first quarter of 2003 to be between $3.2 billion and $3.4 billion, and expects diluted earnings per share from operations[1] to be at the high end or to exceed the range of $1.25 to $1.45 previously disclosed in its press release dated January 7, 2003.

For the full year 2003, the Company continues to expect light vehicle production to be approximately 16.0 million units and 16.2 million units, for North America and Europe, respectively. Further, the Company continues to expect full year 2003 automotive sales to be in the range of $13.3 billion and $14.1 billion, and diluted earnings per share from operations[1] to be in the range of $5.90 to $6.40, all as previously described in its press release dated January 7, 2003.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror, lighting and engineered glass systems, including advanced electronics through Magna Donnelly Corporation; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 73,000 employees in 199 manufacturing operations and 46 product development and engineering centres in 22 countries.

Magna will hold a conference call for interested analysts and shareholders to discuss the fourth quarter results and other developments on Monday, February 24, 2003 at 6:00 p.m. EST. The number to use for this call is 1-800-470-5906. Please call in 10 minutes prior to the conference call. The number for overseas callers is 1-416-641-6704. Magna will also webcast the conference call and will include presentation slides at www.magna.com. The conference call will be chaired by Belinda Stronach, President and Chief Executive Officer.

For further information: please contact Vincent Galifi or Louis Tonelli at (905) 726-7100. For teleconferencing questions, please call (905) 726-7103.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual or future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Annual Information Form and annual report on Form 40-F for its financial year ended December 31, 2001 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[Unaudited]
[United States dollars in millions, except per share figures]

	Year ended		Three months ended	
	Dec. 31, 2002	Dec. 31, 2001	**Dec. 31, 2002**	Dec. 31, 2001
		[restated, see note 2]		*[restated, see note 2]*
Sales:				
Automotive	**$ 12,422**	$ 10,507	**$ 3,443**	$ 2,734
Magna Entertainment Corp.	**549**	519	**107**	95
	12,971	11,026	**3,550**	2,829
Automotive costs and expenses:				
Cost of goods sold	**10,273**	8,588	**2,866**	2,247
Depreciation and amortization	**422**	399	**116**	103
Selling, general and administrative	**780**	687	**221**	182
Interest expense (income), net	**(13)**	2	**(8)**	(1)
Equity income	**(23)**	(16)	**(6)**	(3)
Impairment charges *[note 3]*	**36**	—	**36**	—
Magna Entertainment Corp. costs and expenses	**554**	496	**129**	104
Magna Entertainment Corp. impairment charges *[note 3]*	**18**	—	**18**	—
Operating income - automotive	**947**	847	**218**	206
Operating income (loss) - Magna Entertainment Corp.	**(23)**	23	**(40)**	(9)
Operating income	**924**	870	**178**	197
Other income (loss) *[note 4]*	**4**	46	**—**	(2)
Income before income taxes and minority interest	**928**	916	**178**	195
Income taxes *[note 5]*	**317**	289	**67**	68
Minority interest	**57**	48	**1**	9
Net income	**$ 554**	$ 579	**$ 110**	$ 118
Financing charges on Preferred Securities and other paid-in capital	**$ (26)**	$ (44)	**$ (5)**	$ (9)
Foreign exchange loss on the redemption of Convertible Subordinated Debentures *[note 6]*	**(11)**	(10)	**—**	—
Net income available to Class A Subordinate Voting and Class B Shareholders	**517**	525	**105**	109
Retained earnings, beginning of period	**2,217**	1,789	**2,498**	2,136
Dividends on Class A Subordinate Voting and Class B Shares	**(121)**	(109)	**(33)**	(28)
Adjustment for change in accounting policy related to goodwill *[note 2]*	**(42)**	—	**—**	—
Repurchase of Class A Subordinate Voting Shares *[note 9]*	**(1)**	—	**—**	—
Distribution on transfer of business to subsidiary *[note 7]*	**—**	14	**—**	—
Cumulative adjustment for change in accounting policy related to foreign currency translation *[note 2]*	**—**	(2)	**—**	—
Retained earnings, end of period	**$ 2,570**	$ 2,217	**$ 2,570**	$ 2,217
Earnings per Class A Subordinate Voting or Class B Share *[note 2]*:				
Basic	**$ 5.83**	$ 6.55	**$ 1.10**	$ 1.31
Diluted	**$ 5.82**	$ 6.20	**$ 1.10**	$ 1.28
Cash dividends paid per Class A Subordinate Voting or Class B Share	**$ 1.36**	$ 1.36	**$ 0.34**	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:				
Basic	**88.7**	80.1	**95.4**	83.1
Diluted	**92.0**	91.4	**95.8**	90.0

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[United States dollars in millions]

| | Year ended | | Three months ended | |
	Dec. 31, 2002	Dec.31, 2001	Dec. 31, 2002	Dec. 31, 2001
		[restated, see note 2]		*[restated, see note 2]*
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	$ **554**	$ 579	$ **110**	$ 118
Items not involving current cash flows	**590**	444	**184**	128
	1,144	1,023	**294**	246
Changes in non-cash working capital	**248**	(10)	**247**	179
Increase (decrease) in deferred revenue	**68**	16	**(1)**	1
	1,460	1,029	**540**	426
INVESTMENT ACTIVITIES				
Automotive fixed asset additions	**(791)**	(486)	**(270)**	(189)
Magna Entertainment Corp. fixed asset additions	**(107)**	(39)	**(35)**	(13)
Purchase of subsidiaries *[note 8]*	**(135)**	(40)	**(132)**	(8)
Decrease (increase) in investments	**(1)**	(3)	**1**	3
Increase in other assets	**(184)**	(43)	**(98)**	(13)
Proceeds from disposition of investments and other	**39**	97	**15**	26
	(1,179)	(514)	**(519)**	(194)
FINANCING ACTIVITIES				
Net repayments of debt	**(94)**	(43)	**(6)**	(54)
Redemption of Convertible Subordinated Debentures *[note 6]*	**—**	(121)	**—**	—
Issues of subordinated debentures by subsidiaries	**72**	—	**72**	—
Repayments of debentures' interest obligations	**(13)**	(33)	**—**	(2)
Preferred Securities distributions	**(24)**	(28)	**(6)**	(7)
Redemption of Subordinated Debentures by subsidiary	**—**	(90)	**—**	(56)
Issues of Class A Subordinate Voting Shares	**19**	27	**—**	15
Repurchase of Class A Subordinate Voting Shares *[note 9]*	**(2)**	—	**—**	—
Issues of shares by subsidiaries *[note 4]*	**208**	184	**—**	—
Dividends paid to minority interests	**(14)**	(9)	**(5)**	(2)
Dividends	**(119)**	(109)	**(33)**	(28)
	33	(222)	**22**	(134)
Effect of exchange rate changes on cash and cash equivalents	**23**	(23)	**19**	(5)
Net increase in cash and cash equivalents during the period	**337**	270	**62**	93
Cash and cash equivalents, beginning of period	**890**	620	**1,165**	797
Cash and cash equivalents, end of period	$ **1,227**	$ 890	$ **1,227**	$ 890

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[Unaudited]
[United States dollars in millions]

	December 31, 2002	December 31, 2001
		[restated, see note 2]
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,227	$ 890
Accounts receivable	2,140	1,752
Inventories	918	842
Prepaid expenses and other	84	74
	4,369	3,558
Investments	114	88
Fixed assets, net	4,415	3,595
Goodwill, net *[notes 2, 3]*	467	259
Future tax assets	176	114
Other assets *[notes 2, 3]*	601	287
	$ 10,142	$ 7,901
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 272	$ 308
Accounts payable	2,040	1,435
Accrued salaries and wages	312	228
Other accrued liabilities	199	158
Income taxes payable	62	62
Long-term debt due within one year	51	54
	2,936	2,245
Deferred revenue	92	16
Long-term debt	366	244
Debentures' interest obligation *[note 6]*	106	114
Other long-term liabilities	186	85
Future tax liabilities	325	274
Minority interest	710	441
	4,721	3,419
Shareholders' equity:		
Capital stock		
Class A Subordinate Voting Shares *[notes 6 and 9]*		
[issued: 94,477,224; December 31, 2001 - 82,244,518]	2,487	1,682
Class B Shares		
[convertible into Class A Subordinate Voting Shares]		
[issued: 1,096,509; December 31,2001 – 1,097,009]	1	1
Preferred Securities	277	277
Other paid-in capital *[note 6]*	64	463
Retained earnings	2,570	2,217
Currency translation adjustment	22	(158)
	5,421	4,482
	$ 10,142	$ 7,901

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at December 31, 2002 and the results of operations and cash flows for the twelve month and three month periods ended December 31, 2002 and 2001.

2. Accounting Changes

[a] Impairment of Long-Lived Assets

In December 2002, The Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 3063 "Impairment of Long-lived Assets" ["CICA 3063"]. The Company early adopted these new recommendations on a prospective basis effective January 1, 2002. The most significant change under the new recommendations is to require that impairment losses on long-lived assets be measured as the amount by which the asset's carrying value exceeds its fair value; previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. The new recommendations conform Canadian GAAP as it applies to impairment of long-lived assets with U.S. GAAP.

[b] Foreign Currency Translation

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

The retroactive changes to the consolidated statement of income for the twelve month and three month periods ended December 31, 2001 are as follows:

	Year ended December 31, 2001	Three months ended December 31, 2001
Increase in selling, general and administrative	$ 2	$ 2
Decrease in operating income	(2)	(2)
Decrease in income taxes	(1)	(1)
Decrease in net income	$ (1)	$ (1)

In addition, for the twelve-month and three month periods ended December 31, 2001, basic earnings per Class A Subordinate Voting or Class B Share decreased $0.02 and $0.01, respectively.

The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

	2001
Decrease in other assets	$ (5)
Decrease in future tax liabilities	$ (2)
Decrease in retained earnings	$ (3)

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[c] Goodwill and Other Intangible Assets

In September 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period. Upon adoption of the recommendations, the Company ceased recording amortization of goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	Year ended December 31, 2001	Three months ended December 31, 2001
Net income as reported	$ 579	$ 118
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	19	5
Adjusted net income	$ 598	$ 123
Basic earnings per share as reported	$ 6.55	$ 1.31
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.24	0.06
Adjusted basic earnings per share	$ 6.79	$ 1.37
Diluted earnings per share as reported	$ 6.20	$ 1.28
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.21	0.06
Adjusted diluted earnings per share	$ 6.41	$ 1.34

Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against income *[see note 3]*.

In accordance with CICA 3062, the Company completed its initial impairment review of goodwill and indefinite life intangible assets, represented by racing licenses held by Magna Entertainment Corp. ["MEC"]. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[d] Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the twelve month and three month periods ended December 31, 2002 *[see note 10]*.

3. GOODWILL, INTANGIBLE ASSETS AND LONG-LIVED ASSETS

In accordance with the new recommendations of the CICA, the Company completed its annual goodwill and indefinite life intangible asset impairment. In conjunction with this analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairments during the fourth quarter of 2002 as follows:

Selling, general and administrative:		
Impairment of goodwill – Intier	$	4
Impairment of fixed assets		
Intier		20
Tesma		12
	$	36
Magna Entertainment Corp. costs and expenses:		
Impairment of racing licenses	$	3
Impairment of fixed assets		15
	$	18

[a] Intier

Intier completed its annual goodwill impairment test as at December 31, 2002, after the annual forecasting process had been completed. As a result of this analysis, Intier determined that goodwill of $4 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. The impairment loss has been recorded in operating income as a charge against earnings in the fourth quarter of 2002. There was no tax recovery recorded on this charge to earnings

In conjunction with the review of goodwill, Intier also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment, following the new accounting recommendations in CICA 3063. As permitted by CICA 3063, discounted cash flows were used to determine fair value. As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $20 million. As required by CICA 3063, the $20 million writedown of long-lived assets has been recorded in operating income as a charge against earnings in the fourth quarter of 2002. Net tax assets of $2 million associated with these operations were charged against earnings in the fourth quarter of 2002.

[b] Tesma

As a result of current and historical operating losses and projected future losses following the launch of new business at its German die-casting facility, Tesma International Inc. ["Tesma"] initiated and completed a review for impairment of the approximate $21 million carrying value of capital and other long-lived assets ["asset group"] of this subsidiary, which consisted mainly of machinery, equipment, land and buildings. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach. Utilizing these approaches, the fair value of the asset group was determined to be approximately $9 million. As a result, Tesma recorded a $12 million write-down of the carrying value of the respective assets.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[c] MEC

MEC's racetrack long-lived assets and racing licenses were tested for impairment as at December 31, 2002, after the annual forecasting process. As a result of declining attendance at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected during 2002. Based on that trend, the earnings forecasts for these two racetracks were revised.

The fair value of the racetracks was determined using the discounted cash flow method including a probability-weighted approach in considering the likelihood of possible outcomes. It also includes the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise, as a direct result of the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

As a result of the recoverability test, MEC recognized an impairment loss of $15 million related to its long-lived assets and an impairment of racing licenses of $3 million in the fourth quarter of 2002.

4. Other Income

[a] In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Tesma.

[b] In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

[c] In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

[d] In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses *[see note 8]*. The Company incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

[e] In June 2001, Decoma, completed a public offering by issuing 16.1 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. The Company recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

[f] In August 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. The Company recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

[g] In October 2001, Decoma redeemed the outstanding amount of the Decoma Subordinated Debentures. Magna incurred a loss of $2 million from its ownership dilution arising from the redemption. The loss incurred was not subject to income taxes.

5. Income Taxes

During the second quarter of 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6. **Redemption of Convertible Subordinated Debentures**

[a] In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings.

[b] In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings.

In accordance with the recommendations of the CICA, the foreign exchange losses of $11 million and $10 million have been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

7. **Distribution on Transfer of Business to Subsidiary**

In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied by the payment of $3 million in cash, and through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8. **Acquisitions**

[a] **Acquisitions in the year ended December 31, 2002**

Donnelly
On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ["Donnelly"], the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration, including transaction costs, of $287 million [net of cash acquired of $11 million] plus the assumption of approximately $102 million of interest-bearing debt. The consideration paid to the former Donnelly shareholders consisted of 5.3 million Magna Class A Subordinate Voting Shares.

Lone Star Park
On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for total consideration, including transaction costs, of $79 million [net of cash acquired of $2 million]. Lone Star Park at Grand Prairie is a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas.

Maryland Jockey Club
On November 27, 2002, the Company completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club", for total consideration, including transaction costs, of $85 million [net of cash acquired of $5 million]. The consideration was satisfied by cash payments of $67 million and the issuance of purchase options totalling $18 million, which bear interest at the six-month LIBOR. Pimilco Race Course, the home of the Preakness Stakes, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park, are located in the Baltimore, Maryland area.

Flamboro
On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ["ORI"]. ORI is a former subsidiary of MEC that is presently owned by an employee of MEC. Five days after the Company receives all necessary regulatory approvals for the acquisition of Flamboro Downs, the shares of ORI will be transferred to MEC. The results of operation of ORI have been accounted for under the equity method pending receipt of the approvals, which are expected to be received in the first quarter of 2003.

The purchase price, net of cash, was approximately $56 million, consisting of a cash payment of $23 million on closing, with the remainder satisfied by ongoing payments under secured notes of approximately $33 million. As of December 31, 2002, MEC has advanced $23 million to ORI, representing acquisition costs, which is recorded in other assets.

[b] **Acquisitions in the year ended December 31, 2001**

Autosystems
In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ["Autosystems"], an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

Ladbroke Companies
In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9. **Capital Stock**

[a] On August 7, 2002, the Company announced that The Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid commenced on August 12, 2002 and will expire no later than August 11, 2003. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid.

During the three months ended December 31, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the common shares repurchased of $1 million has been charged to retained earnings.

[b] The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at December 31, 2002 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at December 31, 2002	95.6
Stock options	3.4
	99.0

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

10. **Stock-Based Compensation**

[a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding		
	Number of options	**Weighted average exercise price**	**Number of options exercisable**
Outstanding at December 31, 2001	2,553,000	Cdn$75.16	1,157,000
Granted	1,247,500	Cdn$109.45	—
Exercised	(333,625)	Cdn$76.06	(333,625)
Vested	—	—	249,500
Outstanding at March 31, 2002	3,466,875	Cdn$87.41	1,072,875
Granted	100,000	Cdn$109.45	—
Exercised	(54,000)	Cdn$69.00	(54,000)
Vested	—	—	172,000
Outstanding at June 30, 2002	3,512,875	Cdn$88.32	1,190,875
Exercised	(6,000)	Cdn$62.75	(6,000)
Vested	—	—	49,500
Outstanding at September 30, 2002	3,506,875	Cdn$88.36	1,234,375
Exercised	(9,000)	Cdn$65.00	(9,000)
Cancelled	(120,000)	Cdn$66.80	(120,000)
Vested	—	—	853,000
Outstanding at December 31, 2002	3,377,875	Cdn$89.19	1,958,375

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the twelve months and three months ended December 31, 2002 would have been as follows:

	Year ended December 31, 2002	Three months ended December 31, 2002
Pro forma net income	$ 539	$ 109
Pro forma earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 5.68	$ 1.09
Diluted	$ 5.66	$ 1.09

The weighted average fair value of options granted during the twelve months and three months ended December 31, 2002 was:

	Year ended December 31, 2002	Three months ended December 31, 2002
Weighted average fair value of options granted during the period	$ 15.39	$ —

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11. Segmented Information

	Year ended December 31, 2002			Year ended December 31, 2001		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 2,125	$ 170	$ 529	$ 1,885	$ 118	$ 488
Intier Automotive Inc.	3,862	114	460	3,268	81	404
Tesma International Inc.	926	83	275	791	74	246
Wholly Owned Automotive Operations						
Magna Steyr	1,906	13	413	1,472	28	262
Cosma International and Other Automotive Operations	3,678	382	985	3,182	369	829
Corporate and other	(75)	185	1,001	(91)	177	791
Total Automotive Operations	12,422	947	3,663	10,507	847	3,020
MEC	549	(23)	752	519	23	575
Total reportable segments	$12,971	$ 924	4,415	$11,026	$ 870	3,595
Current assets			4,369			3,558
Investments, goodwill and other assets			1,358			748
Consolidated total assets			$10,142			$ 7,901

	Three months ended December 31, 2002			Three months ended December 31, 2001		
	Total sales	Operating income (loss)	Fixed assets, net	Total sales	Operating income (loss)	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 542	$ 39	$ 529	$ 481	$ 34	$ 488
Intier Automotive Inc.	1,055	16	460	867	25	404
Tesma International Inc.	248	16	275	202	17	246
Wholly Owned Automotive Operations						
Magna Steyr	468	(1)	413	435	10	262
Cosma International and Other Automotive Operations	1,148	113	985	774	80	829
Corporate and other	(18)	35	1,001	(25)	40	791
Total Automotive Operations	3,443	218	3,663	2,734	206	3,020
MEC	107	(40)	752	95	(9)	575
Total reportable segments	$ 3,550	$ 178	4,415	$ 2,829	$ 197	3,595
Current assets			4,369			3,558
Investments, goodwill and other assets			1,358			748
Consolidated total assets			$10,142			$ 7,901

12. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.